
May 9, 2023

Nochum Greenberg
Chief Executive Officer
International Star, Inc.
8 The Green, Suite A
Dover, DE 19901

> **Re: International Star, Inc.**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted April 19, 2023**
> **CIK No. 0001100788**

Dear Nochum Greenberg:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A submitted April 19, 2023

General

1. We note new disclosure regarding your acquisition of the remaining 94% of Budding Equity, Inc. (Budding) on February 14, 2023, making Budding your wholly-owned subsidiary. We also note your statements that upon completion of the acquisition you believe that you have ceased to be a shell company; and that with the Budding acquisition you are now operating an established cannabis royalty business.

   Please revise to provide information as to the business of Budding (including any subsidiaries), its results of operations, and its liquidity and capital resources, and describe the material terms of the acquisition. See Items 7 and 9 of Form 1-A. Please also provide us with a written explanation that details whether and why you believe that the acquisition now makes you eligible to conduct an offering pursuant to Rule 251(b)(3) of Regulation

    A. File as exhibits the plan of acquisition for Budding and any related material contracts. See Item Item 17 of Form 1-A.

2.   Please tell us how you considered whether historical financial statements of Budding Equity, Inc. are required, and whether pro forma financial statements reflecting your acquisition of Budding Equity, Inc. are required. See Part F/S of Form 1-A for financial statements requirements.

    You may contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zvi Raskin